January 14, 2022

United States Securities and Exchange Commission

Washington, DC 20549

Re: On4 Communications, Inc.

Offering Statement on Form 1-A

Filed December 8, 2021

File No. 024-11747

Dear Sir or Madam:

Please see our answers below to the Commission’s comments in your letter dated January 14, 2021.

Amendment No. 1 to Form 1-A Cover Page

Comment 1. Please revise the cover page to disclose the voting power held by Steve Berman, the Chief Executive Officer. We note that Mr. Berman owns 25 million shares of Series A Preferred Stock which entitles him to 5,000 votes per share and has voting control of the company.

Response 2: Language has been added to the cover page to disclose Mr. Berman’s voting control over the company.

Exhibits

Comment 2. In response to prior comment 5, you indicate that the articles of incorporation and bylaws were previously filed. Please revise to indicate the prior filings in which the articles of incorporation and bylaws were filed or provide a hyperlink.

Response 2: The exhibit list has been corrected accordingly to indicate the prior filings to which the articles/certificate of incorporation, and prior amendments were attached. The bylaws and the most recent amendment from 2021 are now attached also.

Sincerely,

ON4 COMMUNICATIONS, INC.

/s/ Steve Berman

Steve Berman

Chief Executive Officer